Teva Receives Positive Outcome for COPAXONE® Label in Europe

JERUSALEM, December 6 2016 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE:TEVA) today announced that it has received a positive outcome through the variation procedure to remove the pregnancy contraindication from the European label for COPAXONE® (glatiramer acetate injection) 20 mg/mL. The product was originally authorized through a decentralized procedure in Europe.

The removal of the pregnancy contraindication follows a Positive Variation Assessment Report issued by the United Kingdom’s Medicines and Healthcare Products Regulatory Agency (MHRA; Reference Member State), and agreed by all Concerned Member States (CMS) in Europe, that were involved in the procedure. Granting of national approvals by all involved EU Member States will happen in the near future. COPAXONE® is indicated for the treatment of patients with relapsing forms of multiple sclerosis (RMS).

The removal of the contraindication is based on a comprehensive examination of available prospective pregnancy cases with known outcome and confirmed exposure to COPAXONE®. A supporting analysis was also provided comparing data from Teva’s Glatiramer Acetate (GA) Pharmacovigilance Database which captured more than 8,000 pregnancies over a period of more than 20 years.

The label now reads:

“Studies in animals have not shown reproductive toxicity (see section 5.3). Current data on pregnant women indicate no malformative or feto/ neonatal toxicity of COPAXONE®. To date, no relevant epidemiological data are available. As a precautionary measure, it is preferable to avoid the use of COPAXONE® during pregnancy unless the benefit to the mother outweighs the risk to the fetus”.

“This positive outcome is very encouraging,” said Rob Koremans, M.D., President & CEO, Teva Global Specialty Medicines. “While MS treatments are not recommended during pregnancy, sometimes the benefit of treating a pregnant patient with severe RMS symptoms outweighs the risks. The update to the product information will provide physicians with helpful information as they make individual treatment decisions with their pregnant patients or patients who are trying to conceive with RMS.”

“As a company committed to people with MS, we’re pleased to have presented this important data to the regulators and we believe that it further underscores the established safety, efficacy and tolerability profile of COPAXONE®, providing new options for physicians and women of child bearing age” said Gianfranco Nazzi, Senior Vice President, Specialty Medicines Europe, at Teva.

About Pregnancy and Multiple Sclerosis

Multiple sclerosis (MS) is more prevalent among women of childbearing age compared with any other age group. MS treatments are generally discontinued when a woman is trying to conceive, or in the case of an unintended pregnancy, once the pregnancy is confirmed. However, for pregnant women with severe or highly active MS, the benefit of treatment may outweigh the unknown risk to the fetus, and this is a decision to be made by the treating physician.

About COPAXONE®

COPAXONE® (glatiramer acetate injection) is indicated for the treatment of patients with relapsing forms of multiple sclerosis. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. See additional important information at: www.CopaxonePrescribingInformation.com. For hardcopy releases, please see enclosed full prescribing information. The COPAXONE® brand is approved in more than 50 countries worldwide, including the United States, Russia, Canada, Mexico, Australia, Israel, and all European countries.

Important Safety Information about COPAXONE®

Patients allergic to glatiramer acetate or mannitol should not take COPAXONE®. Some patients report a short-term reaction right after injecting COPAXONE®. This reaction can involve flushing (feeling of warmth and/or redness), chest tightness or pain with heart palpitations, anxiety, and trouble breathing. These symptoms generally appear within minutes of an injection, last about 15 minutes, and go away by themselves without further problems. During the postmarketing period, there have been reports of patients with similar symptoms who received emergency medical care. If symptoms become severe, patients should call the emergency phone number in their area. Patients should call their doctor right away if they develop hives, skin rash with irritation, dizziness, sweating, chest pain, trouble breathing, or severe pain at the injection site. If any of the above occurs, patients should not give themselves any more injections until their doctor tells them to begin again. Chest pain may occur either as part of the immediate postinjection reaction or on its own. This pain should only last a few minutes. Patients may experience more than one such episode, usually beginning at least one month after starting treatment. Patients should tell their doctor if they experience chest pain that lasts for a long time or feels very intense. A permanent indentation under the skin (lipoatrophy or, rarely, necrosis) at the injection site may occur, due to local destruction of fat tissue. Patients should follow proper injection technique and inform their doctor of any skin changes. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. These are not all of the possible side effects of COPAXONE®. For a complete list, patients should ask their doctor or pharmacist. Patients should tell their doctor about any side effects they have while taking COPAXONE®. Patients are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch or call 1-800-FDA-1088.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to integrate Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of the acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we are dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt incurred to finance the Actavis Generics acquisition; the fact that for a period of time following the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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